Exhibit 3.1

AMENDMENT NO. 1 TO AMENDED AND RESTATED BYLAWS
OF
ACADIA REALTY TRUST
Pursuant to ARTICLE XV of the Amended and Restated Bylaws (the “Bylaws”) of Acadia Realty Trust, a Maryland real estate investment trust (the “Trust”), the Bylaws of the Trust have been amended as follows:
ARTICLE II, Section 3, paragraph (a) is deleted in its entirety and replaced with the following:
“(a) General. Each of the chairman of the board, chief executive officer, president and Board of Trustees may call a special meeting of shareholders. Except as provided in subsection (b)(4) of this Section 3, a special meeting of shareholders shall be held on the date and at the time and place set by the chairman of the board, chief executive officer, president or Board of Trustees, whoever has called the meeting. Subject to subsection (b) of this Section 3, a special meeting of shareholders shall also be called by the secretary of the Trust to act on any matter that may properly be considered at a meeting of shareholders upon the written request of shareholders entitled to cast not less than 40% of all the votes entitled to be cast on such matter at such meeting.”